April 16, 2014

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    Thompson Creek Metals Company Inc.
Registration Statement on Form S-3
Filed March 14, 2014
File No. 333-194548
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thompson Creek Metals Company Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Friday, April 18, 2014, or as soon thereafter as practicable.
The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Jason Day of Perkins Coie LLP, counsel to the Company, at (303) 291-2362 as soon as the Registration Statement has been declared effective.

Sincerely,

Thompson Creek Metals Company Inc.

/s/ Wendy Cassity
Wendy Cassity
Vice President, General Counsel and Secretary